02051009

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

RECD S.E.C.
AUG 1 5 2002
1086

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 29, 2002

Amersham plc

(Translation of registrant's name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82- ....

PROCESS
AUG 2 0 200
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC
(Registrant)

DATE: JULY 29, 2002

By.......Susan M. Henderson.........
Name: Susan M. Henderson
Title: Deputy Company Secretary

List of exhibits to the **FORM 6-K** dated July 29, 2002

1. Announcement dated July 5, 2002 relating to Financial Calendar.
2. Notification of major interest in shares held by Folketrygdfondet on July 12, 2002.
3. Notification of major interest in shares held by Lazard Asset management on July 17, 2002.
4. Announcement of acquisition of the Motorola Life Science's CodeLink pre-arrayed slides business.
5. Announcement of Interim Results for the six months ended June 30, 2002 on July 29, 2002.

Amersham

Amersham plc
Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
UK

T + 44 (0) 1494 544 000
F + 44 (0) 1494 542 266

5 July 2002

London Stock Exchange
Company Announcements Office
Old Broad Street
London
EC2N 1HP

Dear Sirs,

Amersham plc
Financial Calendar for six months to 31 December 2002

I am pleased to confirm the undernoted dates for the financial calendar for Amersham plc for the six months to 31 December 2002:-

Announcement of interim results for the six months ended 30 June 2002	30 July 2002
Ex dividend date for interim dividend	2 October 2002
Record date for interim dividend	4 October 2002
Interim dividend payment date	1 November 2002

Yours faithfully,

Susan M. Henderson

Susan M. Henderson
Deputy Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Amersham plc

2) Name of shareholder having a major interest

Folketrygdfondet

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As Above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As Above

5) Number of shares/amount of stock acquired

610,000 Ordinary Shares of 5p Each

6) Percentage of issued class

0.08%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary Shares of 5p each

10) Date of transaction

12 July 2002

11) Date company informed

12 July 2002

12) Total holding following this notification

21,620,300 Ordinary Shares of 5p Each

13) Total percentage holding of issued class following this notification

3.084%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Susan M Henderson, Deputy Company Secretary, 01494 542063

16) Name and signature of authorised company official responsible for making this notification

Date of notification **12 July 2002**

AVS
209805

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Amersham plc

2) Name of shareholder having a major interest

Lazard Asset Management

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

Not Advised

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5 pence each

10) Date of transaction

16/07/2002

11) Date company informed

17/07/2002

12) Total holding following this notification

N/A

13) Total percentage holding of issued class following this notification

3.089%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16) Name and signature of authorised company official responsible for making this notification

Date of notification 18 July 2002

Amersham

News Release

Amersham plc purchases Motorola Life Science's CodeLink™ pre-arrayed slides business

Acquisition provides strong position in rapidly growing arrays market, with potential for broadening application into diagnostics

LONDON – 25 July 2002 – Amersham plc (LSE, NYSE, OSE: AHM) today announced the acquisition of Motorola Life Science's CodeLink™ pre-arrayed slides business for $20 million. The acquisition moves the company into the pre-arrayed slides market, building on the well-established position that Amersham Biosciences, the life sciences business of Amersham plc, has long held in the self-spotted array market. The microarray market, estimated to be worth over $500 million, is one of the most rapidly growing areas in the life sciences field, with annual growth of 20 per cent. Products today are most commonly used for studying gene expression, but a significant opportunity exists for broadening this into applications for SNP analysis and protein research, and clinical diagnostics.

Arrays are chips, or small slides onto which genes and proteins are placed. They are used to study how genes or proteins are "expressed" – switched on or switched off – in a particular disease state, so that researchers may understand the relationship between gene or protein function to disease and thus design better therapeutic drugs and diagnostic tests. The Motorola CodeLink platform is based on a unique, patented manufacturing process that produces high-quality arrays with better sensitivity, reproducibility and more useable data points than others on the market. Key personnel will transfer to Amersham and the company expects to continue manufacturing CodeLink products in Tempe, Arizona.

"Arrays are already a powerful tool in genetic research and have excellent potential for applications in many other areas. Motorola has developed a unique array manufacturing process which we believe produces the most advanced and traceable format of any array technique available," said Sir William Castell, Chief Executive, Amersham plc. "The quality of Motorola's CodeLink business combined with our existing array expertise and strong global marketing franchise should lead to substantial returns on today's investment."

"Amersham Biosciences has been a key player in the gene expression field for several years, providing our leading edge Lucidea™ and CyDye™ products to customers who want to create and analyse arrays in their own laboratories," said Andrew Carr, President, Amersham Biosciences. "This acquisition builds on that strong foundation and propels us immediately into the rapidly expanding pre-arrayed slides market, where we believe there are significant opportunities."

Amersham plc (LSE, NYSE, OSE: AHM) is a world leader in medical diagnostics and in life sciences. Headquartered in the UK, the company has annual sales of £1.6 billion (US $2.3 billion) and 9,500 employees worldwide. Its strategy is to build its position as a leading provider of products and technologies enabling disease to be better understood, diagnosed earlier and treated more effectively. For more information, visit our website at www.amersham.com.

- ends -

Conference call

A conference call with Sir William Castell (Chief Executive, Amersham plc) and Andrew Carr (President, Amersham Biosciences) will be held on Thursday 25 July, at 9.30am EDT / 2.30pm BST, to discuss this acquisition. Investors, analysts and journalists who would like to participate should dial +44 (0) 20 8401 1043 or 1 800 530 2462 (US). An audio replay of the call will be available for seven days and can be accessed by dialing +44 (0) 20 8288 4459 or 1 800 495 0250 (US). The passcode for both replay numbers is 457982.

Enquiries

Amersham plc - UK
Dr Lynne Gailey (media) +44 1494 542 050
Dr Graeme Holland (media) +44 1494 542 115
Alexandra Morris (investors) +44 1494 542 051

Amersham plc - US
Tracy Cheung (media and investors) +1 732 457 8684

Amersham Biosciences
Marcy Saack (media) +1 732 457 8056

Amersham

News Release

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2002

Enquiries:

UK
Investors
Alexandra Morris — Tel: +44 1494 542 051

Media
Dr Lynne Gailey — Tel: +44 1494 542 050
Dr Graeme Holland — Tel: +44 1494 542 115

US
Tracy Cheung — Tel: +1 732 457 8684

Norway
Nancy Thingstad — Tel: +47 231 851 38

Amersham plc delivers good broad-based first half growth, on track to meet full year targets

FINANCIAL OVERVIEW

All results are stated before exceptional items and goodwill amortisation and in UK GAAP. Trading profit represents operating profit before R&D. All growth rates stated at constant exchange unless otherwise noted.

	6 months to 30 Jun 02 £m	6 months to 30 Jun 01 £m	Growth at Constant Exchange Rate (CER) %	Growth at Actual Exchange Rate %
Sales	812	783	7#	4
Operating profit[1]	165	143	15	15
Profit before tax[1]	159	138	15	15
EPS[1]	15.5p	13.4p*	19	16
Dividend per share	2.65p	2.35p	na	13

HIGHLIGHTS

- Sales **up 7%**[#] to £812 million, operating profit **up 15%** to £165 million, driven by **2%** improvement in operating margin, earnings per share **up 19%** and dividend per share **up 13%**
- Good growth in medical diagnostics:

  - Continued strong growth in portfolio of patented products: sales **up 21%** to £171 million

  - Sales of unpatented products **up 6%** to £188 million, with sales of Omnipaque™ **up 9%** to £117 million
- Protein separations sales **up 12%**[#] to £131 million
- Discovery systems sales **up 3%**[#] to £202 million
- Operating cash flow[1] increased by £29 million to £134 million

[1]Before exceptional items and goodwill amortisation. After exceptional items and goodwill amortisation, operating profit was £150 million up from £143 million in the first half of 2001, profit before tax was £144 million up from £137 million, and earnings per share were 14.9p up from 13.6p.
[#] Comparable growth excluding disposed business
**Restated for FRS 19*

Sir William Castell, Chief Executive, said "Strong growth in medical diagnostics and protein separations, combined with improved margins, gave us a good performance in the first half of 2002. With this positive momentum we are on track to meet our targets for the full year. Sole ownership of Amersham Biosciences now enables us to fully share core technical competencies and innovation across our businesses, moving Amersham closer to delivering our long term vision of personalised medicine."

Financial overview

Amersham plc sales for the first six months totalled £812 million, with both Amersham Health and Amersham Biosciences growing sales at seven per cent. This followed an increase in sales of nine per cent in the second quarter after a five per cent growth in the first quarter. Trading profit was £252 million, up nine per cent. Investment in R&D was £87 million down one per cent. Excluding investment in disease profiling, discontinued in December 2001, R&D spend was up four per cent. Operating profit was up 15 per cent at £165 million.

Net cash flow from operations before exceptional items was £134 million, up from £105 million in the first half of 2001. Free cash flow was £60 million, following an increase in capital expenditure of £17 million, compared with £81 million in the first half of 2001 which included £22 million from asset sales. Net debt increased to £259 million at 30 June 2002, up by £234 million from 31 December 2001, primarily as a result of the £704 million purchase of Pharmacia's 45 per cent stake in Amersham Biosciences. This acquisition was financed through the issue of 57.5 million new shares and drawing on existing bank facilities and cash resources. Net interest expense was lower at £4 million.

Profit before tax increased by 15 per cent to £159 million. The impact of exchange in the first half was neutral when compared with the same period last year and, as previously indicated, is expected to have a small negative effect in the second half. The purchase of the minority stake in Amersham Biosciences contributed to a lower tax rate of 33.5 per cent for 2002 compared with

34.7 per cent in 2001. This has been restated for the introduction of the new accounting standard on deferred taxation, FRS19. Earnings per share before exceptional items and goodwill amortisation increased by 19 per cent to 15.5p. The board is recommending an interim dividend of 2.65p per share, up 13 per cent.

After exceptional items and goodwill amortisation, profit before tax was £144 million up from £137 million in the first half of 2001, and earnings per share were 14.9p up from 13.6p.

Strategic business developments

The convergence of technologies in medical diagnostics, therapeutics, life sciences research and information technology is driving new approaches to the study and treatment of disease. In keeping with this development, Amersham has undertaken a number of strategic acquisitions and collaborations in 2002 to add value to existing products and underpin its strategy for exploring all aspects of the emerging field of molecular medicine.

- **January** - Amersham Health announced a collaboration with Pfizer, the world's largest pharmaceutical company
- **January** - Amersham Biosciences acquired filtration companies AG Technology and InnovaSep Technology
- **March** - Amersham plc acquired 45 per cent of Amersham Biosciences, taking it to full ownership
- **May** – Amersham Biosciences acquired a controlling stake in informatics company Cimarron
- **May** - Amersham Health extended its network of imaging research centres, Imanet™, to include the world-leading PET centre in Uppsala, Sweden.
- **July** - Amersham plc acquired Motorola Life Science's CodeLink™ pre-arrayed slides business
- **July** - Amersham Biosciences announced a collaboration with the Sloan-Kettering Institute

Amersham Health

	1H 2002 £m	1H 2001 £m	CER Growth %	Actual Rate Growth %
Sales	479	458	7	5
Trading profit	183	167	10	10
R&D	(43)	(40)	7	8
Operating profit	140	127	11	10

In the first six months of 2002, Amersham Health achieved sales of £479 million, up seven per cent. Trading profit was £183 million, an increase of 10 per cent, and after R&D expenditure of £43 million, up seven per cent, operating profits were £140 million. The operating margin increased to 29.2 per cent from 27.7 per cent in the first half of 2001. This increase was the result of good sales growth of higher margin patented products and strong manufacturing efficiencies, partially driven by stock building ahead of the transfer of production to the newly expanded Amersham Health facility in Cork, Ireland. Amersham Health continues to invest in the supply chain to improve its efficiency. Benefits from the new primary production line at Lindesnes, Norway, commissioned in the second half of 2001, have already begun to come through. In June, an additional £46.5 million investment was approved to increase the production capacity for key intermediates used in this primary production.

Excluding Japan, sales of medical diagnostic products grew 13 per cent to £362 million with double-digit growth in X-ray, magnetic resonance imaging and radiopharmaceutical products. In Japan, sales fell eight per cent, following a reduction in in-market prices as a result of the Japanese government's biennial pharmaceutical price review. The number of diagnostic procedures in Japan continues to grow and the margin impact of the sales reduction has been significantly offset by lower royalty payments to third parties.

In X-ray diagnostics, sales were £172 million, up 11 per cent, with Visipaque™ sales of £44 million, up 18 per cent, and sales of Omnipaque™ up nine per cent to £117 million. Strong sales in magnetic resonance imaging were driven by Omniscan™ which grew 16 per cent to £46 million. The radiopharmaceuticals diagnostic business grew 11 per cent to £134 million driven by continued excellent growth of Myoview, with sales up 25 per cent to £64 million. Further investments have been made in Amersham Health's network of radiopharmacies in the US, with five new radiopharmacies being opened this year.

The US market for prostate cancer brachytherapy seeds remains competitive, leaving therapy sales down £4 million to £33 million in the first half of the year. However, sales of RapidStrand™ grew strongly in both the US and Europe.

Portfolio development

The first six months of 2002 saw progress in a number of areas of clinical development. NC100668, a molecular diagnostic for the detection of thrombus formation, moved from phase I to phase IIa.

After a satisfactory review of Sonazoid™ phase IIb studies for ultrasound detection of liver disease, consultation with the regulators in the US and Europe is underway to discuss the size and scope of phase III trials required for global registration.

Amersham Health's joint venture in Japan, Nihon Medi-Physics (NMP), is pursuing two additional clinical phase III trials for fluoro-deoxyglucose (FDG), the main radionuclide used in positron emission tomography (PET) imaging.

Visipaque™ phase III trials are underway in the area of computed tomography angiography, an evolving non-invasive technology for blood vessel examination, and a clinical phase IV trial has begun to study renal safety in patients with impaired kidney function.

The Parkinson's disease diagnostic, DaTSCAN™, is being investigated for potential use in diagnosing Lewy body, a specific form of dementia. Clinical trials may commence within the next few months. Dementia with Lewy body affects some 200,000 patients in Europe.

<u>Amersham Biosciences</u>

	1H 2002 £m	1H 2001 £m	CER Growth %	Actual Rate Growth %
Sales	333	325	7[#]	2
Trading profit	80	72	11	11
R&D	(44)	(44)	1	-
Operating profit	36	28	25	28

[#] *Comparable growth excluding disposed business.*

Sales for the first half of the year were up seven per cent to £333 million. Trading profit grew by 11 per cent to £80 million, benefiting from reduced litigation spend. As planned, the rate of growth in R&D was lowered to one per cent following significant investment over the last three years in discovery systems. Operating profit grew 25 per cent to £36 million.

Protein separations

Protein separations is the market leader in chromatographic systems (instruments, software and reagents) for the purification of proteins on a laboratory and manufacturing scale. Sales for the first half of 2002 were £131 million, up 12 per cent and operating profit was up £3 million to £48 million. The good growth in protein separations continues to be driven by the increasing number and volume of biopharmaceuticals on the market, and the focus on protein research. New products launched in the first six months included ÄKTA™3D for automated high throughput protein purification, and Plasmid Select for purification of plasmids on a laboratory and industrial scale.

In January, Amersham Biosciences acquired AG Technology and InnovaSep Technology, broadening its protein separations capabilities into filtration, an adjacent step to chromatography in biopharmaceutical manufacturing and thus a natural strategic fit. The integration of these companies is progressing well and the first order for a full downstream processing system, encompassing both chromatography and filtration, has already been received.

Discovery systems

Discovery systems provides high throughput systems to improve the effectiveness of life science and pharmaceutical R&D, as well as a broad range of laboratory research tools and technology to purify, detect and analyse biological molecules. Sales in the first half of 2002 were £202 million, up three per cent, held back by some caution over spending in the pharmaceutical sector for capital equipment, particularly in the US. The operating loss was reduced by £5 million to £12 million. This improvement resulted from a slight reduction in R&D and reduced litigation spend, offset in part by the investment in Cimarron and a restructuring charge taken in the first half for the re-balancing of R&D.

Discovery systems includes three application areas of genomics, proteomics and bioassays. Genomics was driven by good sales of sequencing reagents and of TempliPhi™, the DNA template preparation kit. The genomics market is changing rapidly, with a shift from gene sequencing to the study of gene function and genetic variation. Amersham Biosciences is well positioned to play a key part in this, with its strengths in sequencing, genetic amplification and array technology. Proteomics saw good sales of reagents, particularly for 2D gel electrophoresis systems. The Ettan™ Maldi-TOF Pro, a new easy-to-use mass spectrometry system developed for the generalist life science researcher, was launched. In bioassays, the IN Cell Analyzer, the cell-based screening system that enables researchers to observe directly the effects of a potential new drug on living cells in real time, has received excellent reviews, and is due to be launched later this year.

Outlook

Amersham plc remains on track to meet full year targets.

Amersham Health is expected to continue to achieve good sales growth in medical diagnostics, excluding Japan, for the remainder of the year. Sales of bulk product to Japan are expected to decline at a similar rate as that seen in the first half with particularly low sales in the third quarter due to order phasing. Operating margins, before exchange impacts, are expected to be slightly higher in 2002 than in 2001, after the strong first half performance.

In Amersham Biosciences, the good visibility in our order book due to commissioning of new customer plants is expected to accelerate sales in protein separations in the remainder of the year. Sales growth in discovery systems is expected to show modest improvement in the second half of the year benefiting from sales of new products introduced during the first half. Operating margins, before exchange impacts, are expected to improve by up to two percentage points for the year prior to modest dilution from the Cimarron and Codelink™ acquisitions.

Shareholders will be updated on Amersham plc's third quarter sales progress on 28 October.

Dividend calendar

2 Oct 2002	Ex dividend date
4 Oct 2002	Record date for interim dividend
1 Nov 2002	Payment of interim dividend

Group profit and loss account

		6 months to 30 June 2002			6 months to 30 June 2001 (Restated)			12 months to 31 Dec 2001 (Restated)
	Note	Before exceptional items £m	Exceptiona Item £	Total £m	Befor Exceptiona item £	Exceptional items £m	Total £m	Total £m
Turnover including share of joint venture	2,3	**812.1**	-	**812.1**	782.9	-	782.9	1,602.5
Less share of joint venture sales		**(40.6)**	-	**(40.6)**	(44.4)	-	(44.4)	(87.3)
Group turnover		**771.5**	-	**771.5**	738.5	-	738.5	1,515.2
Group operating profit before exceptional items and goodwill amortisation		**151.8**	-	**151.8**	128.7	-	128.7	266.4
Exceptional items	7	**-**	-	**-**	-	5.6	5.6	(8.7)
Goodwill amortisation		**(15.1)**	-	**(15.1)**	(6.0)	-	(6.0)	(11.7)
Group operating profit		**136.7**	-	**136.7**	122.7	5.6	128.3	246.0
Share of operating profit of joint venture		**12.8**	-	**12.8**	14.3	-	14.3	26.1
Total operating profit	2	**149.5**	-	**149.5**	137.0	5.6	142.6	272.1
Profit on sale of fixed asset investment	7	**-**	-	**-**	-	-	-	55.3
Amounts written off investments		**(1.9)**	-	**(1.9)**	-	-	-	(4.4)
Net interest payable		**(3.5)**	-	**(3.5)**	(5.2)	-	(5.2)	(8.7)
Profit on ordinary activities before taxation		**144.1**	-	**144.1**	131.8	5.6	137.4	314.3
Tax on profit on ordinary activities	4,7	**(53.4)**	**9.2**	**(44.2)**	(47.8)	(2.2)	(50.0)	(96.5)
Profit on ordinary activities after taxation		**90.7**	**9.2**	**99.9**	84.0	3.4	87.4	217.8
Loss/(Profit) attributable to equity minority interests		**0.6**	-	**0.6**	(1.2)	1.2	-	(4.2)
(Profit) attributable to non-equity minority interests		**(0.7)**	-	**(0.7)**	(1.4)	-	(1.4)	(2.9)
(Profit)/loss attributable to minority interests		**(0.1)**	-	**(0.1)**	(2.6)	1.2	(1.4)	(7.1)
Profit attributable to shareholders		**90.6**	**9.2**	**99.8**	81.4	4.6	86.0	210.7
Dividends paid and proposed	5	**(21.3)**	-	**(21.3)**	(14.9)	-	(14.9)	(45.2)
Retained profit for the period		**69.3**	**9.2**	**78.5**	66.5	4.6	71.1	165.5
Earnings per ordinary share	6							
-basic				**14.9**			13.6p	33.2p
-before exceptional items and goodwill amortisation				**15.5**			13.4p	26.6p
-average number of shares							632.8	634.4
				671.5				
Diluted earnings per ordinary share								
-after exceptional items and goodwill amortisation				**14.7**			13.5p	33.0p
Dividends per ordinary share	5			**2.65**			2.35p	7.10p

Share of operating profit of joint venture relates to the group's joint venture interest in Nihon Medi-Physics (NMP) of £12.8m (June 2001 - £14.3m and December 2001 - £26.1m).

Group balance sheet

	30 June 2002 £m	31 Dec 2001 (Restated) £m
Fixed assets		
Intangible assets	**785.6**	152.7
Tangible assets	**571.2**	533.1
Investments:		
Investment in joint venture:		
– Share of gross assets	**110.8**	93.7
– Share of gross liabilities	**(34.5)**	(26.6)
– Share of net assets	**76.3**	67.1
Investments in associates and other investments	**21.4**	35.0
	97.7	102.1
	1,454.5	787.9
Current assets		
Stocks	**217.3**	180.6
Debtors – amounts due within one year	**399.8**	390.8
Debtors – amounts due after one year	**27.5**	25.4
Short term deposits and investments	**31.6**	99.4
Cash at bank and in hand	**45.6**	56.9
	721.8	753.1
Creditors – amounts falling due within one year		
Loans	**(30.8)**	(30.8)
Other creditors	**(442.9)**	(452.5)
	(473.7)	(483.3)
Net current assets	**248.1**	269.8
Total assets less current liabilities	**1,702.6**	1,057.7
Creditors – amounts falling due after one year		
Loans	**(301.9)**	(148.0)
Other creditors	**(10.9)**	(6.4)
	(312.8)	(154.4)
Provisions for liabilities and charges	**(247.7)**	(240.8)
Accruals and deferred income	**(3.6)**	(3.6)
Total net assets	**1,138.5**	658.9
Equity capital and reserves		
Share capital	**35.0**	32.1
Share premium account	**463.9**	64.3
Other reserves	**94.0**	94.0
Profit and loss account	**540.4**	405.9
Equity shareholders' funds	**1,133.3**	596.3
Minority interests		
-Equity	**5.2**	20.0
-Non-equity	**-**	42.6
	5.2	62.6
	1,138.5	658.9

Group cash flow statement

	Note	6 months to 30 June 2002 £m	6 months to 30 June 2001 £m	12 months to 31 Dec 2001 £m
Net cash inflow from operating activities	9	**133.8**	124.1	354.3
Dividend received from joint venture		**5.3**	4.8	4.8
Returns on investments and servicing of finance				
Interest paid		**(4.4)**	(10.9)	(19.7)
Interest received		**2.4**	5.5	10.3
Dividends paid by subsidiary undertakings to minority interests		**(0.9)**	(0.8)	(1.7)

	Note			
		(2.9)	(6.2)	(11.1)
Taxation		**(25.2)**	(11.3)	(47.6)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(50.6)**	(32.5)	(91.6)
Purchase of intangible fixed assets		**(0.8)**	-	(10.2)
Sales of tangible fixed assets		**0.4**	22.4	22.1
Purchase of investments		**-**	(1.7)	(4.9)
Cash received on disposal of investment in Nycomed Pharma		**-**	-	123.0
Costs associated with disposal of investment in Nycomed Pharma		**(1.6)**	-	(4.9)
Sale of trade investments		**-**	0.2	-
		(52.6)	(11.6)	33.5
Acquisitions and disposals				
Purchase of 45% minority in Amersham Biosciences		**(704.1)**	-	-
Costs associated with purchase of 45% minority in Amersham Biosciences		**(3.7)**	-	-
Other acquisitions		**(24.2)**	(3.7)	(4.9)
Other disposals		**-**	0.2	1.0
		(732.0)	(3.5)	(3.9)
Equity dividends paid		**(33.2)**	(26.7)	(41.7)
Net cash flow before management of liquid resources and financing		**(706.8)**	69.6	288.3
Management of liquid resources*	10	**67.8**	(8.4)	(91.4)
Financing				
Issue of share capital		**402.5**	6.8	16.2
Loans and finance leases	10	**214.1**	(74.7)	(205.3)
Capital contribution by minority interest in Amersham Biosciences		**8.7**	-	-
		625.3	(67.9)	(189.1)
Cash flow in the period	10	**(13.7)**	(6.7)	7.8

	Note	**6 months to 30 June 2002 £m**	6 months to 30 June 2001 £m	12 months to 31 Dec 2001 £m
Analysis of free cash flow before exceptional items				
Free cash flow from:				
Operating activities before exceptional items	9	**133.8**	105.0	342.3
Dividend received from joint venture		**5.3**	4.8	4.8
Returns on investments and servicing of finance		**(2.9)**	(6.2)	(11.1)
Taxation		**(25.2)**	(11.3)	(47.6)
Free cash flow after taxation and returns on investments and finance		**111.0**	92.3	288.4
Capital expenditure and financial investment prior to the disposal of Nycomed Pharma		**(51.0)**	(11.6)	(84.6)
Free cash flow before equity dividends		**60.0**	80.7	203.8
Free cash flow after equity dividends		**26.8**	54.0	162.1

*Liquid resources are defined as short term deposits with banks, derivative instruments and current asset investments in bonds and equities. These total £28.5m (December 2001 - £96.5m) and are shown in the balance sheet within the total of short-term deposits and investments.

Statement of total recognised gains and losses

	Note	**6 months to 30 June 2002 £m**	12 months to 31 Dec 2001 (Restated) £m
Profit for the period attributable to shareholders		**99.8**	210.7
Tax credit on foreign currency hedge loan		**-**	0.3
Foreign currency translation of net investment in subsidiaries		**55.7**	(4.0)
Foreign currency translation of net investment in joint venture		**0.3**	(0.2)
Total recognised gains for the period		**155.8**	206.8
Prior year adjustment – FRS 19 Deferred Taxation	11	**4.4**	
Total gains recognised since last Annual Report		**160.2**	

Note of historical cost profit and losses

There is no material difference between the reported profit and the profit for the relevant periods restated on an historical basis.

Reconciliation of movement in equity shareholders' funds

	Note	6 months to 30 June 2002 £m	12 months to 31 Dec 2001 (Restated) £m
Profit for the period		**99.8**	210.7
Dividends	5	**(21.3)**	(45.2)
Retained earnings		**78.5**	165.5
Foreign currency translation		**56.0**	(3.9)
New share capital and premium		**402.5**	25.2
Loss related to Qualifying Employee Share ownership Trust (QUEST)		**-**	(7.4)
Net increase in equity shareholders' funds		**537.0**	179.4
Equity shareholders' funds at the start of the period as previously reported		**591.9**	408.4
Prior year adjustment – FRS 19 Deferred Taxation	11	**4.4**	8.5
Restated		**596.3**	416.9
Equity shareholders' funds at the end of the period		**1,133.3**	596.3

Notes to the interim financial statements

1. Basis of preparation

The interim financial statements have been prepared on the basis of accounting policies set out in the group's statutory financial statements for the year ended 31 December 2001, as modified in order to comply with Financial Reporting Standard (FRS) 19 'Deferred Taxation' (see note 11).

The interim financial statements are unaudited but have been reviewed by the Auditors. The review of the Auditors follows the Notes to the interim financial statements.

The balance sheet at 31 December 2001 and the results for the year then ended have been abridged from the group's statutory financial statements for the year ended 31 December 2001, which have been filed with the Registrar of Companies. The Auditors' opinion on those accounts was unqualified and did not include a statement under Section 237 (2) or (3) of the Companies Act 1985. The 2001 six month and full year comparatives have been restated to reflect the impact of FRS 19 'Deferred Taxation'.

The interim financial statements for the six months ended 30 June 2002 were approved by the Directors on 30 July 2002.

2. Segmental analysis by business sector

	6 months to 30 June 2002 £m	6 months to 30 June 2001 £m	12 months to 31 Dec 2001 £m
Sales			
Amersham Health	**479.3**	457.8	922.0
Amersham Biosciences	**332.8**	325.1	680.5
	812.1	782.9	1,602.5

Included within Amersham Health is the group's share of Nihon Medi-Physics (NMP) joint venture sales during the period of £40.6m (June 2001 - £44.4m and December 2001 - £87.3m).

	6 months to 30 June 2002 £m	6 months to 30 June 2001 £m	12 months to 31 Dec 2001 £m
Total operating profit before exceptional items and goodwill amortisation			

Amersham Health	**139.5**	127.0	240.9
Amersham Biosciences	**35.7**	27.8	72.4
Corporate and other	**(10.6)**	(11.8)	(20.8)
	164.6	143.0	292.5
Operating exceptional items	**-**	5.6	(8.7)
Goodwill amortisation	**(15.1)**	(6.0)	(11.7)
	149.5	142.6	272.1

Included within Amersham Health is the group's share of NMP operating profit during the period of £12.8m (June 2001 - £14.3m and December 2001 - £ 26.1m).

Total operating profit before exceptional items and goodwill amortisation of £164.6m (June 2001 - £143.0m and December 2001 - £292.5m) is after charging research and development costs of £87.5m (June 2001 - £88.3m and December 2001 - £173.8m). Total operating profit before research and development costs and exceptional items and goodwill amortisation is £252.1m (June 2001 - £231.3m and December 2001 - £466.3m). Research and development costs of Amersham Health were £43.1m (June 2001 - £40.3m and December 2001 - £83.0m), Amersham Biosciences £44.3m (June 2001 - £44.0m and December 2001 - £86.4m) and Corporate and other £0.1m (June 2001 - £4.0m and December 2001 - £4.4m).

There are no exceptional items included in operating profit in the six months to 30 June 2002. Exceptional items in June 2001 consisted of an £8.2m credit to Corporate and other and a charge of £2.6m to Amersham Biosciences. Exceptional items in December 2001 consisted of a credit of £2.4m to Corporate and other, a charge of £8.5m to Amersham Health and a charge of £2.6m to Amersham Biosciences. The goodwill amortisation relates £0.3m to Amersham Health (June 2001 - £0.9m and December 2001 - £1.4m), £14.8m (June 2001 - £5.1m and December 2001 - £10.3m) to Amersham Biosciences.

3. Segmental analysis of sales by geographical destination

	6 months to 30 June 2002 £m	6 months to 30 June 2001 £m	12 months to 31 Dec 2001 £m
Europe	**203.8**	193.1	392.0
North America	**397.8**	375.0	767.7
Japan	**138.6**	147.4	290.7
Asia Pacific	**44.6**	39.0	80.4
Rest of the world	**27.3**	28.4	71.7
	812.1	782.9	1,602.5

Included within Japan is the group's share of NMP joint venture sales of £40.6m (June 2001 - £44.4m and December 2001 - £87.3m).

4. Taxation

	6 months to 30 June 2002 £m	6 months to 30 June 2001 (Restated) £m	12 months to 31 Dec 2001 (Restated) £m
Tax on profits before exceptional items and goodwill amortisation			
UK corporation taxation	**-**	0.5	7.6
Overseas and deferred taxation	**48.3**	41.6	78.3
Over-provision in respect of prior years	**-**	-	(0.6)
Interest in joint venture and associates	**5.1**	5.7	11.7
	53.4	47.8	97.0
Tax related to exceptional items	**(9.2)**	2.2	(0.5)
	44.2	50.0	96.5
Tax rate on profits before exceptional items and goodwill amortisation	**33.5%**	34.7%	34.7%

5. Dividends

A dividend of 2.65p per share will be paid for the interim period ended 30 June 2002. A dividend of 2.35p per share was paid in respect of the interim period ended 30 June 2001 and a final dividend of 4.75p per share was paid in respect of the year ended 31 December 2001, bringing the total dividend for 2001 to 7.10p per share. Dividends paid and proposed of £21.3m contain £2.9m relating to 2001, paid to holders of the 57.5m new ordinary shares which were issued by means of a placing on 18 March 2002.

The record dates for the dividend are 4 October 2002 in the UK, Norway and the USA. The ex-dividend date for all jurisdictions is 2 October 2002. The dividend payment dates are 1 November 2002 in the UK, Norway and the USA.

6. Earnings per share

	6 months to 30 June 2002 £m	6 months to 30 June 2001 (Restated) £m	12 months to 31 Dec 2001 (Restated) £m
Attributable profit			
Profit attributable to shareholders - basic	**99.8**	86.0	210.7
Add back the following items			
Exceptional items	-	(5.6)	(46.6)
Goodwill amortisation	**15.1**	6.0	11.7
Adjust for related amounts of			
Taxation, including tax related to the exceptional item	**(9.2)**	2.2	(0.5)
Minority interest	**(1.3)**	(3.5)	(6.7)
Profit attributable to shareholders before exceptional items and goodwill amortisation	**104.4**	85.1	168.6
Average number of shares			
Basic	**671.5m**	632.8m	634.4m
Dilution effect of outstanding share options	**6.9m**	5.2m	4.3m
Diluted	**678.4m**	638.0m	638.7m
Earnings per ordinary share			
- basic	**14.9p**	13.6p	33.2p
- before *exceptional items and goodwill amortisation*	**15.5p**	13.4p	26.6p
- diluted (after exceptional items and goodwill amortisation)	**14.7p**	13.5p	33.0p

7. Exceptional items

	6 months to 30 June 2002 £m	6 months to 30 June 2001 £m	12 months to 31 Dec 2001 £m
Transfer of pension assets	-	9.0	9.0
Costs of exiting the disease profiling project	-	-	(5.8)
Costs of exiting Harwell site	-	-	(8.5)
Costs of the proposed partial flotation of Amersham Pharmacia Biotech	-	(3.4)	(3.4)
Total exceptional credit/(charge) to operating profit	-	5.6	(8.7)
Profit on disposal of 29% of Nycomed Pharma	-	-	55.3
Profit on sale of fixed asset investment	-	-	55.3
Tax credit relating to Group reorganisation	9.2	-	-
Total exceptional items	**9.2**	5.6	46.6
Tax credit related to exceptional items	-	(2.2)	0.5

As a result of the proposed formation of a consolidated tax group in the US on 31 July 2002, the group has recognised a deferred taxation asset of £9.2m in the period to 30 June 2002, related to future utilisation of tax losses from prior periods.

In the first half of 2001, the company received £22.5m related to a transfer of assets from former pension plans. Of this amount £13.5m was applied against ongoing liabilities primarily for employees who have transferred into Amersham pension schemes and the balance of £9.0m was recognised as exceptional income, where the company has no further liability.

Cash costs of £4.1m and non-cash write offs of £1.7m were incurred in the second half of 2001 in concluding research on, and winding up the operation of, an early stage investment in disease profiling. An investment of £4.0m was made in the research project in the first half of 2001, which was charged to operating activities. No further costs will be incurred in relation to this project.

Costs of £8.5m were accrued in 2001 in relation to the decision to terminate the group's lease at the Harwell site following a complete cessation of the group's activities at this location. The costs relate primarily to asset write offs and decommissioning costs.

During 2001, costs of £3.4m were incurred in relation to the proposed partial flotation of Amersham Biosciences. The costs relate primarily to adviser fees and other related costs in preparing the prospectus for flotation and in relocating the business to the US.

During 2001, the group sold its 29% interest in Nycomed Pharma. The group recorded a profit on the transaction of £55.3m after charging costs associated with the disposal.

The minority interest impact is nil (June 2001 - £1.2m and December 2001 - £2.0m), relating to exceptional items charged to operating profit.

8. Purchase of 45% minority interest holding in Amersham Biosciences

On 21 March 2002, the group completed the purchase of the 45% minority interest in Amersham Biosciences from Pharmacia Corp.

The purchase consideration was £704.1 million of cash, plus costs associated with the acquisition of £4.5m. The acquisition was financed by a placing of 57.5 million new ordinary shares on 18 March 2002, which generated £397.0 million, together with existing cash resources and drawings under the group's committed bank facilities.

45% of the net assets of Amersham Biosciences acquired under the purchase amounted to £13.1m after provisional fair value adjustments of £9.3m, related primarily to the upward revaluation of land and buildings, and elimination of 45% of existing goodwill of £63.9 million, giving rise to goodwill of £695.5m on the transaction. Goodwill will be amortised over 20 years from the date of acquisition.

9. Net cash flow from operating activities

	6 months to 30 June 2002 £m	6 months to 30 June 2001 £m	12 months to 31 Dec 2001 £m
Total operating profit before exceptional items	**149.9**	137.0	280.8
Share of operating profit of joint venture	**(12.8)**	(14.3)	(26.1)
Depreciation and amortisation	**58.3**	35.6	80.0
Loss/(profit) on sale of tangible fixed assets	**1.3**	(3.7)	0.3
(Decrease)/increase in provisions	**(3.0)**	(0.3)	1.3
Increase in stocks	**(27.2)**	(22.8)	(12.1)
Decrease/(increase) in debtors	**7.7**	(18.6)	(16.8)
(Decrease)/increase in creditors	**(40.4)**	(7.9)	34.9
Net cash inflow from operating activities before exceptional items	**133.8**	105.0	342.3
Other exceptional items	**-**	19.1	12.0
Net cash inflow from operating activities	**133.8**	124.1	354.3

10. Analysis of net debt

	As at 1 January 2002 £m	Cash Flow £m	Exchange movements £m	**As at 30 June 2002 £m**
Cash at bank and in hand	56.9	(24.3)	13.0	**45.6**
Overdrafts	(11.1)	10.6	(0.3)	**(0.8)**
	45.8	(13.7)	12.7	**44.8**
Liquid resources	96.5	(67.8)	(0.2)	**28.5**
Loans due within one year	(19.7)	0.1	(10.4)	**(30.0)**
Loans due after more than one year	(148.0)	(214.2)	60.3	**(301.9)**
Net debt	(25.4)	(295.6)	62.4	**(258.6)**

11. Restatement of Prior Years

Following the introduction of Financial Reporting Standard 19, 'Deferred Taxation' in 2002, the group has changed its accounting policy with respect to deferred taxation. Under the previous policy, provision was made for deferred taxation, using the liability method, on all material timing differences to the extent that it was probable that an asset or liability would crystallise. Under the revised accounting policy, liabilities will be recognised for most types of timing differences regardless of whether they are anticipated to reverse in the foreseeable future. Deferred taxation assets will be recognised to the extent that it is more likely than not that they will reverse.

The adjustments required to shareholders' funds are set out below:

	12 months to 31 Dec 2001 £m	6 months to 30 June 2001 £m	12 months to 31 Dec 2000 £m

Adjustment to opening shareholders' funds	8.5	8.5	-
Effect of adoption of FRS19 at January 1, 2001	-	-	12.3
Reverse deferred tax provision under SSAP 15	4.5	2.8	-
Deferred tax provision under FRS 19	(9.0)	(3.8)	-
Attributable to minority interest – FRS 19	0.4	0.2	(3.8)
Adjustment to closing shareholders' funds	4.4	7.7	8.5

Independent review report to Amersham plc

Introduction

We have been instructed by the company to review the financial statements, which comprise the profit loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes, and we have read the other information contained in the interim report for any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

The maintenance and integrity of the Amersham plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

PricewaterhouseCoopers
Chartered Accountants
London
30 July 2002

CAUTIONARY STATEMENT FOR PURPOSES OF THE 'SAFE HARBOR' PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Private Securities Litigation Reform Act of 1995 provides for a safe harbor for forward-looking statements. This interim report contains words such as 'believe', 'expect' and 'anticipate' and similar expressions, that identify forward-looking statements, which reflect the Company's views about future events and financial performance. Such forward-looking statements relate to the outlook of Amersham plc, including in particular, the expected growth of certain of the group's products or the markets for those products and the impact of currency movements during 2002. Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond the control of the Company.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

(i) Changes in demand for the products of Amersham plc worldwide or the markets for those products as well as changes in management's expectation of the development of new markets and the timing of completion of various trials leading to the introduction of new products.

(ii) Changes in the cost or supply of raw materials, changes in interest rates and the impact of competition; and

(iii) Price controls and price reductions, fluctuations in exchange rates for foreign currencies, changes in governmental regulation, and the risk of loss of patents or trademarks.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date on which they are made, and the Company does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.